82-2142

03037932

Invsec/RLS Admin/Letters/2003/0156

invensys

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
USA

25 November 2003

SUPPL

DEC 03 2003

Dear Sirs,

12g3 - 2 (b) Exemption

In accordance with the Company's exemption from disclosure requirements under Rule 12g3 – 2 (b) of the 1934 Securities Exchange Act please find enclosed a notification released to the London Stock Exchange concerning the Invensys plc Interim Report being lodged with the UK Listing Authority.

Yours faithfully,

PROCESSED
DEC 15 2003
THOMSON
FINANCIAL

Rachel Spencer
Deputy Secretary
Invensys plc
Tel: 0207 821 3749
Fax: 0207 821 3884
Email: rachel.spencer@invensys.com

Copy to: Mr. S. Ahmad
Mr. M. Downing

"emailalert@hemscott.co.uk" <emailalert
25/11/2003 12:11

To: "venetia.brown@invensys.com" <venetia.brown@invensys.com>
cc:
Subject: News Alert: Invensys PLC - Doc re. Interim report

This Email News Alert service is brought to you by Invensys

RNS Number:4627S
Invensys PLC
25 November 2003

INVENSYS PLC

DOCUMENTS LODGED WITH THE UK LISTING AUTHORITY

Invensys plc confirms that two copies of the Invensys plc Interim Report for the six months ended 30 September 2003 have been lodged with the UK Listing Authority in accordance with paragraphs 9.31 and 9.32 of the Listing Rules:

The document will be available to the public for inspection at the UK Listing Authority's Document Viewing Facility at:

The UK Listing Authority

25 The North Collonade

Canary Wharf

London E14 5HS

Name of contact and telephone number for queries: Victoria Scarth, Senior Vice President, Director - Group Marketing and Communications 020 78213538.

Name of Company official responsible for making notification: Emma Sullivan, Assistant Secretary.

Date of notification: 25 November 2003

This information is provided by RNS
The company news service from the London Stock Exchange

END

DOCILFVLLALEFIV

invensys®

Interim report 2003/04

Chairman's statement



Martin Jay, Chairman

Dear Shareholder,

The core businesses of Production Management and Rail Systems together delivered operating profit for the period in line with expectations. In markets that remain tough, Production Management saw a return to sales growth. Rail Systems continued to perform strongly, with major contract wins in the UK and US.

Results summary

Group sales were £2,044 million (H1 02/03: £2,747 million), reflecting the disposal of businesses during the last twelve months. Sales from continuing operations, comprising the core businesses, together with the Development division, were £1,986 million (H1 02/03: £2,008 million), being flat at constant exchange rates (CER). Core sales were up 6% (CER).

Group operating profit* decreased to £103 million (H1 02/03: £176 million), mainly due to a fall of £71 million in the contribution of businesses disposed. Operating profit from continuing operations was £116 million (H1 02/03: £118 million), an increase of 3% (CER). Corporate centre costs were significantly lower at £31 million (H1 02/03: £46 million) and the Group pension charge to operating profit was £23 million (H1 02/03: £33 million).

These results included negative currency translation impacts of £28 million on sales and £5 million on operating profit, as the positive impact of the strengthening euro against sterling was offset by the weakening US dollar.

Restructuring, transition costs, goodwill amortisation, interest and tax

Operational restructuring charges were £46 million, representing 2% of sales and a further reduction from prior year levels. Transition charges incurred for the current reshaping of Invensys as a consequence of the disposals programme were £86 million, in line with guidance. This included a £50 million provision for the expected cost of exiting onerous leases on surplus properties and £31 million for the termination of certain group-wide contracts and IT-related costs.

Amortisation of £31 million (H1 02/03: £62 million) relating to goodwill capitalised in the balance sheet was charged to the profit and loss account.

Net interest payable for the six months was £39 million (H1 02/03: £61 million), primarily due to a reduction in net debt levels following disposal of businesses in the prior year. Interest cover was 3.8 times on a twelve month rolling basis at 30 September 2003, based on EBITDA before exceptional items.

There is a tax credit for the six months of £49 million, comprising taxation on ordinary activities of £20 million, a prior year taxation credit of £64 million and a deferred tax credit of £5 million.

Earnings

The Group has recorded a loss of £149 million (H1 02/03: £129 million), after corporate exceptionals of £87 million. The basic loss per share was 4.3p (H1 02/03: loss of 3.7p).

Earnings per share before exceptional items and goodwill amortisation were 0.8p (H1 02/03: 2.2p).

* All references to operating profit in respect of core operations and the Development division are stated before corporate costs, pension costs, exceptional items, goodwill amortisation and goodwill impairment. Total Group operating profit includes corporate costs and pension costs.

Cash flow and indebtedness

Free cash outflow was £44 million (H1 02/03: £9 million inflow), prior to payments of £109 million related to legacy issues. Operating cash flow of £124 million (H1 02/03: £255 million) was impacted by a £73 million reduction in operating profit, partially offset by a lower working capital outflow of £63 million (H1 02/03: £79 million). The working capital outflow was primarily due to a decrease in accounts payable as a result of a management decision to normalise arrangements with suppliers.

Net debt was £1,609 million, an increase from £1,556 million at 31 March 2003.

Disposals and financing strategy for legacy liabilities

Disposals comprised principally of Baan and Teccor, which generated gross proceeds of £110 million. Disposals gave rise to a profit on net assets of £77 million, a goodwill write-off of £131 million and a resulting total loss on sale of £54 million.

Subsequent to the period end, the Group announced the disposal of Metering Systems for $650 million (£388 million), conditional among other things upon approval of Invensys shareholders at an Extraordinary General Meeting. A circular will be sent to shareholders shortly, setting out full details of the disposal.

Whilst the disposal programme still has a considerable way to go, in light of the Group's experience to date and market conditions generally, the Board currently believes that total proceeds will exceed £1.8 billion, which is somewhat below previous guidance. The Board expects this programme to be completed to schedule over the next twelve months.

With the exception of the Group's senior notes issued in the United States under Rule 144A of the Securities Act of 1933 (£271 million), the Group's facilities expire in three tranches in June 2004 (£904 million), April 2005 (£350 million) and August 2005 (£880 million). Proceeds from the current disposal programme, which is proceeding to timetable, are expected to be used to repay all borrowings under the $1.5 billion (£904 million) Revolving Credit Facility which expires in June 2004.

The level and form of financing required in 2005 will be determined by the ongoing needs of the business. The Board, as a prudent measure, has decided to explore a range of alternative financing routes in the banking and capital markets, as well as that of additional disposals. The refinancing options available will be dependent upon a number of internal and external factors, including the trading performance of the Group, market conditions, the performance of the current disposal programme and the status of the Group's programme to manage its legacy liabilities, including pensions. The Board currently believes that this range of options provides sufficient flexibility to manage its 2005 refinancing requirement.

Pension deficit

The combined FRS 17 deficit for the UK and US pension schemes, together with the other schemes, reduced by £115 million from £931 million at 31 March 2003 to £816 million at 30 September 2003. The triennial review of the UK pension scheme commenced in April and the initial work of the Actuary suggests that at 31 March 2003 the actuarial deficit was £415 million. An agreement in principle has been reached with the Trustee to the UK pension scheme to resume contributions to the UK scheme of 20% of pensionable salaries, commencing with effect from October 2003. In addition, over the next three years it is proposed to pay into the scheme five payments of £15 million and 15% of the net proceeds of the current disposal programme in excess of £1 billion, up to a maximum of £150 million. In respect of both of these latter items, no payment will be due to the extent that, at the date of the scheduled payment, there is no FRS 17 deficit in the fund.

Pensions accounting standards – adoption of FRS 17

As announced in our Annual report and accounts 2003, the Group has fully adopted FRS 17 effective from 1 April 2003. The impact of this on the current half year results is the inclusion of a service cost of £23 million (H1 02/03: £33 million) and other finance charges of £12 million (H1 02/03: £15 million credit). Additionally, based on a valuation at 30 September 2003, the deficit on the Group's pension schemes of £770 million (net of a related deferred tax asset of £46 million) has been recognised on the balance sheet (H1 02/03: deficit of £939 million, net of a deferred tax asset of £99 million).

Dividend

No interim dividend will be paid (H1 02/03: 1.0p).

Trading outlook

In Production Management, there are some signs of improving trading conditions in certain sectors and regions. In the meantime, the business will continue to drive hard to improve margins through cost reduction and productivity gains.

In Rail Systems, the order book is strong, including the London Underground PPP contracts awarded in April.

At this stage, there remains much to be done to achieve the Group's goal of building a stronger Invensys, both operationally and in terms of the balance sheet.

Martin Jay, Chairman
12 November 2003

Chief Executive's review



Rick Haythornthwaite, Chief Executive

Core operations

Sales from core operations (Production Management and Rail Systems) were up 6% (CER) at £872 million (H1 02/03: £822 million). Operating profit for core operations at £70 million (H1 02/03: £77 million) was down 7% (CER).

Production Management sales increased by 2% (CER) to £640 million (H1 02/03: £632 million). Sales in North America, Europe and Asia Pacific stabilised, while United Kingdom and Africa/Middle East sales were up 6% and 37% respectively.

Operating profit was £37 million (H1 02/03: £47 million), resulting in an operating margin of 5.8% (H1 02/03: 7.4%). This was impacted by a £5 million charge in respect of the resolution of legacy accounting issues in Asia and by continued investment in new technology, customer and regional initiatives, which yielded noticeable organic growth in some parts of the business.

Sales in APV and Wonderware increased by 10% and 14% respectively. Sales in Eurotherm and IMServ were relatively flat and at Process Systems sales were down 4% compared with the same period last year.

Rail Systems sales increased 22% (CER) to £232 million (H1 02/03: £190 million). Underlying sales growth of 11% was augmented by increased maintenance logistics sales in North America and the start of work on the first and smaller of two London Underground PPP contracts, which contributed £7 million in sales during the period.

Operating profit increased to £33 million (H1 02/03: £30 million), although operating margin at 14.2% (H1 02/03: 15.8%) was diluted in this half by higher sales growth in the lower margin North American logistics business and by slight changes in sales mix in the rest of the business.

Development division

Sales from the Development division were down 4% (CER) at £1,114 million (H1 02/03: £1,186 million). Operating profit was £99 million (H1 02/03: £113 million), mainly due to continued general economic weakness in primary markets which was mitigated, in part, by operational improvements and reduced overheads.

Rick Haythornthwaite, Chief Executive
12 November 2003

Consolidated profit and loss account (unaudited)

	Notes	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 (restated) £m	Year ended 31 March 2003 (restated) £m
Turnover				
Continuing operations		**1,986**	2,008	4,014
Discontinued operations		**58**	739	1,004
	1	**2,044**	2,747	5,018
Operating profit before exceptional items, goodwill amortisation and goodwill impairment				
Continuing operations		**116**	118	214
Discontinued operations		**(13)**	58	71
	1	**103**	176	285
Operating exceptional items				
Restructuring costs		**(46)**	(53)	(119)
Transition costs	3	**(86)**	–	–
	3	**(132)**	(53)	(119)
Operating (loss)/profit before goodwill amortisation and goodwill impairment		**(29)**	123	166
Goodwill amortisation	3	**(31)**	(62)	(122)
Goodwill impairment		–	–	(585)
Total operating (loss)/profit		**(60)**	61	(541)
Continuing operations	2	**(38)**	50	47
Discontinued operations	2	**(22)**	11	(588)
Total operating (loss)/profit	2	**(60)**	61	(541)
Corporate exceptional items				
Costs of closure		**(31)**	(8)	(29)
Loss on sale of fixed assets		**(2)**	(2)	(12)
Loss on disposal of operations	4	**(54)**	(102)	(664)
Loss on ordinary activities before interest and taxation		**(147)**	(51)	(1,246)
Net interest payable and similar charges		**(39)**	(61)	(113)
Other finance (charges)/income – FRS 17		**(12)**	15	30
Loss on ordinary activities before taxation		**(198)**	(97)	(1,329)
Taxation on loss on ordinary activities	5	**49**	(31)	(57)
Loss on ordinary activities after taxation		**(149)**	(128)	(1,386)
Minority interests – equity		–	(1)	6
Loss for the period		**(149)**	(129)	(1,380)
Dividends		–	(35)	(35)
Retained loss for the period		**(149)**	(164)	(1,415)
Loss per share (basic and diluted)	6	**(4.3)p**	(3.7)p	(39.4)p
Earnings per share (total Group before exceptional items, goodwill amortisation and goodwill impairment)	6	**0.8p**	2.2p	2.6p
Average exchange rates for the period				
US$ to £1		**1.62**	1.50	1.54
Euro to £1		**1.43**	1.59	1.56
Yen to £1		**190.10**	185.56	188.14

The results for the period have been translated into sterling at the appropriate average exchange rates.

Consolidated balance sheet (unaudited)

	Notes	30 September 2003 £m	30 September 2002 (restated) £m	31 March 2003 (restated) £m
Fixed assets				
Intangible assets – goodwill		**578**	1,413	746
Tangible assets		**816**	1,209	880
Investments in associated undertakings		**4**	4	4
Other investments		**20**	58	30
		1,418	2,684	1,660
Current assets				
Stocks		**475**	673	489
Debtors: amounts falling due within one year		**960**	1,273	1,053
Debtors: amounts falling due after more than one year		**99**	119	129
Investments		**23**	30	31
Cash and short-term deposits	7	**396**	365	365
		1,953	2,460	2,067
Creditors: amounts falling due within one year				
Short-term borrowings		**(572)**	(624)	(136)
Other creditors		**(1,166)**	(1,468)	(1,477)
		(1,738)	(2,092)	(1,613)
Net current assets		**215**	368	454
Total assets less current liabilities		**1,633**	3,052	2,114
Creditors: amounts falling due after more than one year				
Long-term borrowings		**(1,433)**	(2,408)	(1,785)
Other creditors		**(26)**	(30)	(23)
		(1,459)	(2,438)	(1,808)
Provisions for liabilities and charges		**(320)**	(360)	(322)
Net (liabilities)/assets excluding pension liability		**(146)**	254	(16)
Pension liability		**(770)**	(939)	(885)
	1	**(916)**	(685)	(901)
Capital and reserves				
Called up share capital		**875**	875	875
Share premium account		**15**	15	15
Capital redemption reserve		**83**	83	83
Capital reserve		**2,126**	576	2,047
Profit and loss account		**(4,202)**	(2,425)	(4,107)
Shareholders' deficit – equity		**(1,103)**	(876)	(1,087)
Minority interests – including non-equity		**187**	191	186
		(916)	(685)	(901)

Period end exchange rates				
US$ to £1		**1.66**	1.57	1.58
Euro to £1		**1.43**	1.59	1.45
Yen to £1		**185.60**	191.45	187.43

The balance sheet has been translated into sterling at appropriate period end exchange rates.

Consolidated cash flow statement (unaudited)

	Notes	**Six months ended 30 September 2003 £m**	Six months ended 30 September 2002 £m	Year ended 31 March 2003 £m
Net cash (outflow)/inflow from operating activities	7	**(8)**	104	210
Returns on investments and servicing of finance	7	**(47)**	(85)	(115)
Taxation	7	**(50)**	(26)	(62)
Capital expenditure and financial investment	7	**(59)**	(48)	(76)
Acquisitions and disposals	7	**74**	308	1,446
Equity dividends paid		**–**	(35)	(71)
Cash (outflow)/inflow before use of liquid resources and financing		**(90)**	218	1,332
Management of liquid resources	7	**(48)**	54	69
Financing				
Increase/(decrease) in debt	7	**136**	(328)	(1,417)
Decrease in cash in period		**(2)**	(56)	(16)

Reconciliation of net cash flow to movement in net debt (unaudited)

	Notes	**Six months ended 30 September 2003 £m**	Six months ended 30 September 2002 £m	Year ended 31 March 2003 £m
Decrease in cash in period		**(2)**	(56)	(16)
Cash (inflow)/outflow from (increase)/decrease in debt		**(136)**	328	1,417
Cash outflow/(inflow) from increase/(decrease) in liquid resources		**48**	(54)	(69)
Change in net debt resulting from cash flows	7	**(90)**	218	1,332
Short-term deposits, loans and finance leases acquired/divested in respect of the acquisition/disposal of subsidiary undertakings	7	**–**	2	15
Exchange movements	7	**37**	129	113
Movement in net debt in period		**(53)**	349	1,460
Net debt at beginning of period	7	**(1,556)**	(3,016)	(3,016)
Net debt at end of period	7	**(1,609)**	(2,667)	(1,556)

Consolidated statement of total recognised gains and losses (unaudited)

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 (restated) £m	Year ended 31 March 2003 (restated) £m
Loss for the period	**(149)**	(129)	(1,380)
Currency translation differences on foreign currency net investments, net of tax	**14**	(44)	51
Actuarial gain/(loss) recognised on pension schemes	**89**	(942)	(1,038)
Deferred tax relating to actuarial loss on pension schemes	**–**	86	70
Total recognised losses relating to the period	**(46)**	(1,029)	(2,297)
Prior year adjustment – FRS 17	**(984)**		
Total recognised losses since last annual report	**(1,030)**		

Reconciliation of movements in consolidated shareholders' deficit (unaudited)

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 (restated) £m	Year ended 31 March 2003 (restated) £m
Loss for the period	**(149)**	(129)	(1,380)
Dividends	**–**	(35)	(35)
	(149)	(164)	(1,415)
Currency translation differences on foreign currency net investments, net of tax	**14**	(44)	51
Other recognised gains and losses	**89**	(856)	(968)
Goodwill written back on disposals	**30**	156	1,213
Net increase in shareholders' deficit for the period	**(16)**	(908)	(1,119)
Opening shareholders' (deficit)/funds (previously reported)	**(103)**	144	144
Prior year adjustment – FRS 17	**(984)**	(112)	(112)
Opening shareholders' (deficit)/funds (restated)	**(1,087)**	32	32
Closing shareholders' deficit	**(1,103)**	(876)	(1,087)

1 Segmental analysis

	Turnover 2003 £m	Turnover 2002 £m	Turnover Yr 2002/03 £m	Operating profit* 2003 £m	Operating profit* 2002 (restated) £m	Operating profit* Yr 2002/03 (restated) £m	Net operating assets 2003 £m	Net operating assets 2002 (restated) £m	Net operating assets Yr 2002/03 (restated) £m
Business division									
Production Management	**640**	632	1,272	**37**	47	86	**314**	410	306
Rail Systems	**232**	190	404	**33**	30	60	**40**	38	39
Development	**1,114**	1,186	2,338	**99**	113	222	**778**	982	834
Corporate costs	**–**	–	–	**(31)**	(46)	(101)	**–**	–	–
Pension costs	**–**	–	–	**(22)**	(26)	(53)	**–**	–	–
Continuing operations	**1,986**	2,008	4,014	**116**	118	214	**1,132**	1,430	1,179
Discontinued operations	**58**	739	1,004	**(12)**	65	63	**–**	515	(27)
Pension costs	**–**	–	–	**(1)**	(7)	8	**–**	–	–
	2,044	2,747	5,018	**103**	176	285	**1,132**	1,945	1,152
Operating exceptional items				**(132)**	(53)	(119)			
Goodwill amortisation				**(31)**	(62)	(122)			
Goodwill impairment				**–**	–	(585)			
Corporate exceptional items				**(87)**	(112)	(705)			
Loss on ordinary activities before interest and taxation				**(147)**	(51)	(1,246)			
Geographical analysis by origin									
United Kingdom	**236**	212	446	**27**	19	44	**39**	53	42
Rest of Europe	**482**	437	914	**35**	37	67	**269**	310	267
North America	**916**	1,005	1,944	**96**	115	224	**461**	662	493
South America	**41**	46	85	**(1)**	4	1	**39**	38	38
Asia Pacific	**278**	282	566	**10**	13	28	**306**	356	325
Africa and Middle East	**33**	26	59	**2**	2	4	**18**	11	14
Corporate costs	**–**	–	–	**(31)**	(46)	(101)	**–**	–	–
Pension costs	**–**	–	–	**(22)**	(26)	(53)	**–**	–	–
Continuing operations	**1,986**	2,008	4,014	**116**	118	214	**1,132**	1,430	1,179
Discontinued operations	**58**	739	1,004	**(12)**	65	63	**–**	515	(27)
Pension costs	**–**	–	–	**(1)**	(7)	8	**–**	–	–
	2,044	2,747	5,018	**103**	176	285	**1,132**	1,945	1,152
Operating exceptional items				**(132)**	(53)	(119)			
Goodwill amortisation				**(31)**	(62)	(122)			
Goodwill impairment				**–**	–	(585)			
Corporate exceptional items				**(87)**	(112)	(705)			
Loss on ordinary activities before interest and taxation				**(147)**	(51)	(1,246)			
Borrowings							**(2,005)**	(3,032)	(1,921)
Cash and short-term deposits							**396**	365	365
Deferred tax							**(56)**	(163)	(67)
Taxation							**(191)**	(239)	(291)
Dividends							**–**	(35)	–
Goodwill							**578**	1,413	746
Pension liability							**(770)**	(939)	(885)
Net liabilities per consolidated balance sheet							**(916)**	(685)	(901)
Geographical analysis of turnover by destination									
United Kingdom	**216**	182	399						
Rest of Europe	**485**	458	942						
North America	**878**	952	1,844						
South America	**50**	58	108						
Asia Pacific	**303**	300	600						
Africa and Middle East	**54**	58	121						
Continuing operations	**1,986**	2,008	4,014						
Discontinued operations	**58**	739	1,004						
	2,044	2,747	5,018						

*Before exceptional items, goodwill amortisation and goodwill impairment.

1 Segmental analysis (continued)

	Turnover 2003 £m	Turnover 2002 £m	Turnover Yr 2002/03 £m	**Operating profit* 2003 £m**	Operating profit* 2002 (restated) £m	Operating profit* Yr 2002/03 (restated) £m	**Net operating assets 2003 £m**	Net operating assets 2002 (restated) £m	Net operating assets Yr 2002/03 (restated) £m
Geographical analysis by origin for discontinued operations									
United Kingdom	**2**	25	38	**16**	3	1	**–**	33	(1)
Rest of Europe	**21**	143	206	**(12)**	(3)	(9)	**–**	(7)	(62)
North America	**30**	516	687	**(11)**	63	79	**–**	451	45
South America	**1**	13	19	**–**	(1)	(1)	**–**	2	2
Asia Pacific	**4**	41	52	**(5)**	3	(7)	**–**	36	(11)
Africa and Middle East	**–**	1	2	**–**	–	–	**–**	–	–
	58	739	1,004	**(12)**	65	63	**–**	515	(27)
Pension costs	**–**	–	–	**(1)**	(7)	8	**–**	–	–
	58	739	1,004	**(13)**	58	71	**–**	515	(27)

*Before exceptional items, goodwill amortisation and goodwill impairment.

The analysis of turnover by destination for discontinued operations is not materially different from the analysis of turnover by origin shown above.

2 Total operating (loss)/profit

	Continuing operations 2003 £m	Continuing operations 2002 (restated) £m	Continuing operations Yr 2002/03 (restated) £m	**Discontinued operations 2003 £m**	Discontinued operations 2002 (restated) £m	Discontinued operations Yr 2002/03 (restated) £m	**Total 2003 £m**	Total 2002 (restated) £m	Total Yr 2002/03 (restated) £m
Turnover	**1,986**	2,008	4,014	**58**	739	1,004	**2,044**	2,747	5,018
Cost of sales	**(1,462)**	(1,502)	(3,000)	**(47)**	(535)	(730)	**(1,509)**	(2,037)	(3,730)
Gross profit	**524**	506	1,014	**11**	204	274	**535**	710	1,288
Distribution costs	**(14)**	(16)	(31)	**–**	(16)	(20)	**(14)**	(32)	(51)
Administrative costs	**(394)**	(372)	(769)	**(24)**	(130)	(183)	**(418)**	(502)	(952)
Operating profit*	**116**	118	214	**(13)**	58	71	**103**	176	285
Operating exceptional items	**(131)**	(44)	(98)	**(1)**	(9)	(21)	**(132)**	(53)	(119)
Goodwill amortisation	**(23)**	(24)	(49)	**(8)**	(38)	(73)	**(31)**	(62)	(122)
Goodwill impairment	**–**	–	(20)	**–**	–	(565)	**–**	–	(585)
Total operating (loss)/profit	**(38)**	50	47	**(22)**	11	(588)	**(60)**	61	(541)

*Before exceptional items, goodwill amortisation and goodwill impairment.

The total restructuring costs of £46 million (2002: £53 million; 2002/03: £119 million) together with transition costs of £86 million (2002: £nil; 2002/03: £nil), goodwill amortisation of £31 million (2002: £62 million; 2002/03: £122 million) plus goodwill impairment of £nil (2002: £nil; 2002/03: £585 million) are classified as administrative costs, which therefore total £581 million (2002: £617 million; 2002/03: £1,778 million).

3 Analysis of operating exceptional items, goodwill amortisation and net book value of goodwill

	Operating exceptional items 2003 £m	Operating exceptional items 2002 £m	Operating exceptional items Yr 2002/03 £m	**Goodwill amortisation 2003 £m**	Goodwill amortisation 2002 £m	Goodwill amortisation Yr 2002/03 £m	**Net book value of goodwill 2003 £m**	Net book value of goodwill 2002 £m	Net book value of goodwill Yr 2002/03 £m
Business division									
Production Management	**13**	21	49	**15**	15	30	**315**	345	335
Rail Systems	**–**	–	1	**–**	–	–	**1**	1	1
Development	**28**	16	36	**8**	9	19	**262**	300	275
Corporate costs*	**90**	7	12	**–**	–	–	**–**	–	–
Continuing operations	**131**	44	98	**23**	24	49	**578**	646	611
Discontinued operations	**1**	9	21	**8**	38	73	**–**	767	135
	132	53	119	**31**	62	122	**578**	1,413	746

*Includes transition costs incurred for the current reshaping of Invensys as a consequence of the disposals programme of £86 million (2002: £nil; 2002/03: £nil). Costs include a £50 million provision for the expected cost of exiting onerous leases on surplus properties, £31 million for the termination of certain group-wide contracts and IT-related costs and £5 million of other items.

4 Loss on disposal of operations

The Group has recorded corporate exceptional items in relation to the loss on disposal of operations of £54 million (2002: £102 million; 2002/03: £664 million). This comprises a profit on assets divested of £77 million (2002: £54 million; 2002/03: £598 million), a charge of associated goodwill of £131 million (2002: £168 million; 2002/03: £1,321 million), and £nil in relation to settlements and curtailments on pension schemes (2002: £12 million credit; 2002/03: £59 million credit).

5 Taxation on loss on ordinary activities

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 £m	Year ended 31 March 2003 £m
Taxation on ordinary activities	**(20)**	(30)	(42)
Adjustments in respect of prior years	**64**	–	(1)
Deferred tax	**5**	–	(5)
Tax on corporate exceptionals	**–**	(1)	(9)
	49	(31)	(57)

6 Earnings per share

	Six months ended 30 September 2003	Six months ended 30 September 2002 (restated)	Year ended 31 March 2003 (restated)
(Loss)/earnings per share (pence)			
Basic	**(4.3)p**	(3.7)p	(39.4)p
Total Group*	**0.8p**	2.2p	2.6p
Diluted	**(4.3)p**	(3.7)p	(39.4)p
Average number of shares (millions)			
Basic	**3,500**	3,500	3,500
Loss (£ millions)			
Basic	**(149)**	(129)	(1,380)
Total Group			
Operating profit*	**103**	176	285
Net interest payable and similar charges	**(39)**	(61)	(113)
Other finance (charges)/income – FRS 17	**(12)**	15	30
	52	130	202
Tax at Group's effective tax rate of 48.4% (2002: 39.0%; 2002/03: 57.8%)	**(25)**	(51)	(117)
Minority interests	**–**	(1)	6
	27	78	91

*Before exceptional items, goodwill amortisation and goodwill impairment.

The basic loss per share has been calculated using 3,500 million shares (2002: 3,500 million; 2002/03: 3,500 million), being the weighted average number of shares in issue during the period and the loss after taxation and minority interests of £149 million (2002: £129 million; 2002/03: £1,380 million).

Earnings per share is also calculated by reference to earnings for the total Group, before exceptional items, goodwill amortisation and goodwill impairment with an underlying tax charge at the Group's effective rate of 48.4% (2002: 39.0%; 2002/03: 57.8%), since the directors consider that this gives a useful additional indication of underlying performance.

The diluted loss per share has been calculated in accordance with Financial Reporting Standard No. 14: Earnings per share (FRS 14) without reference to adjustments in respect of certain share options which are considered to be anti-dilutive.

7 Cash flow statement

	Six months ended 30 September 2003 £m	Six months ended 30 September 2002 (restated) £m	Year ended 31 March 2003 (restated) £m
Reconciliation of operating (loss)/profit before interest and tax to net cash (outflow)/inflow from operating activities			
Total operating (loss)/profit	**(60)**	61	(541)
Depreciation charge	**61**	89	159
Provision for impairment charged to operating profit	**–**	–	585
Amortisation of goodwill	**31**	62	122
Cash costs of closures	**(2)**	(8)	(14)
(Increase)/decrease in stocks	**(13)**	(11)	4
Decrease in debtors	**53**	48	90
Decrease in creditors and provisions	**(58)**	(150)	(199)
Movement in pensions	**(20)**	13	4
Net cash (outflow)/inflow from operating activities	**(8)**	104	210
Analysis of cash flows for headings netted in the cash flow statement			
Returns on investments and servicing of finance			
Interest received	**10**	8	19
Interest paid	**(56)**	(91)	(131)
Interest element of finance lease rental payments	**–**	(1)	(1)
Dividends paid to minority interests	**(1)**	(1)	(2)
Net cash outflow for returns on investments and servicing of finance	**(47)**	(85)	(115)
Taxation			
UK corporation tax paid	**–**	(1)	(5)
Overseas tax paid	**(50)**	(25)	(57)
Net cash outflow for tax paid	**(50)**	(26)	(62)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(65)**	(62)	(139)
Sale of tangible fixed assets	**2**	14	36
Sale of trade investments	**4**	–	27
Net cash outflow for capital expenditure and financial investment	**(59)**	(48)	(76)
Acquisitions and disposals			
Purchase of subsidiary undertakings	**(1)**	(1)	–
Sale of subsidiary undertakings*	**80**	371	1,512
Net cash disposed of on sale of subsidiary undertakings	**(4)**	(13)	(19)
Sale of associated undertakings	**–**	–	2
Purchase of minority interests	**(1)**	(49)	(49)
Net cash inflow for acquisitions and disposals	**74**	308	1,446
Management of liquid resources			
Short-term deposits (made)/withdrawn	**(48)**	54	69
Net cash (outflow)/inflow from management of liquid resources	**(48)**	54	69
Financing			
Debt due within one year			
Increase in short-term borrowings	**128**	1,780	2,208
Repayment of short-term borrowings	**(189)**	(2,225)	(3,081)
Debt due beyond one year			
Increase in long-term borrowings	**242**	221	41
Repayment of long-term borrowings	**(44)**	(102)	(578)
Capital element of finance lease repayments	**(1)**	(2)	(7)
Net cash inflow/(outflow) from financing	**136**	(328)	(1,417)

*In the six months ended 30 September 2003, the disposal proceeds received comprised cash of £126 million less £46 million of other directly related cash costs, including advisor and professional fees.

7 Cash flow statement (continued)

	At 1 April 2003 £m	Cash flow £m	Acquisitions/ disposals (excluding cash and overdrafts) £m	Other movements £m	Exchange movement £m	At 30 September 2003 £m
Analysis of changes to net debt						
Cash at bank and in hand	244	(15)	–	–	(2)	227
Overdrafts	(24)	13	–	–	(1)	(12)
		(2)				
Debt due within one year	(110)	61	–	(515)	5	(559)
Debt due after one year	(1,783)	(198)	–	515	35	(1,431)
Finance leases	(4)	1	–	–	–	(3)
		(136)				
Short-term deposits	121	48	–	–	–	169
Total	(1,556)	(90)	–	–	37	(1,609)
Cash at bank and in hand	244					227
Short-term deposits	121					169
Cash and short-term deposits	365					396

8 Adoption of FRS 17

In November 2000 the Accounting Standards Board issued Financial Reporting Standard No. 17: Retirement Benefits (FRS 17). The Group has fully adopted FRS 17 effective from 1 April 2003. The assumptions in respect of 31 March 2003 are stated in the Annual report and accounts for that year. The valuation has been updated at 30 September 2003 and included in these accounts.

Adoption of FRS 17 has resulted in the following restatements to prior period results:

	Six months ended 30 September 2002 £m	Year ended 31 March 2003 £m
Increase in pension charge within operating profit	(34)	(45)
(Increase)/decrease in charge to loss on disposal of operations	(20)	77
Inclusion of other finance income	15	30
(Increase)/decrease in retained loss profit for the period	(39)	62
Increase in recognised losses	(900)	(872)
Decrease in reserves	(1,012)	(984)

9 Post balance sheet event

On 22 October 2003, Invensys announced that it had signed an agreement to sell its Metering business to IMS Meters Holdings Inc., a company sponsored by The Resolute Fund, L.P., which is a private equity fund managed by The Jordan Company, L.P., for a gross consideration of $650 million (£388 million).

10 Financial statements

This interim report was approved by a duly appointed and authorised committee of the Board of directors on 12 November 2003. This report does not comprise the statutory accounts of the Group, as defined in section 240 of the Companies Act 1985.

The financial information for the six months ended 30 September 2003 has been prepared on the same basis of accounting as for the year ended 31 March 2003, with the exception of retirement benefits. From 1 April 2003, the Group has fully adopted FRS 17 as described above. The financial information is unaudited. The comparative information for the year ended 31 March 2003 does not constitute the Group's statutory accounts for that year but is derived from those accounts. The statutory accounts of Invensys plc for the year ended 31 March 2003 have been delivered to the Registrar of Companies. The auditors, Ernst & Young LLP, reported on those accounts and their report was unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

Independent review report to Invensys plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 September 2003 which comprises the consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses, reconciliation of movements in consolidated shareholders' deficit and the related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 September 2003.

Ernst & Young LLP
London
12 November 2003

Shareholder information

Registered office

Invensys plc
Invensys House
Carlisle Place
London SW1P 1BX
Telephone +44 (0)20 7834 3848
Facsimile +44 (0)20 7834 3879

Registered in England and Wales number 166023
Visit our website at www.invensys.com

Stock Exchange listing

The Company's ordinary shares are listed on the London Stock Exchange.

Registrars

Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone +44 (0)870 600 3963
Facsimile +44 (0)870 600 3980
http://www.lloydstsb-registrars.co.uk
For all shareholder enquiries and changes of name and address, please contact Lloyds TSB Registrars direct.

American Depositary Receipts (ADRs)

The Company has a sponsored Level 1 ADR programme for which the Deutsche Bank Trust Company Americas acts as Depositary. Each ADR represents two (2) ordinary shares of the Company. The ADRs trade on the Over-The-Counter (OTC) market under the ticker symbol IVNSY. For enquiries, beneficial ADR holders may contact the Deutsche Bank Trust Company Americas Broker Service Desk on +44 (0)20 7547 6500 or +1 212 250 9100. Registered ADR holders may contact the dedicated Invensys plc ADR shareholder services line on +1 888 778 1318 (toll free for US residents only). Further information is also available at http://www.adr.db.com

Electronic communications

Shareholders can also view up-to-date information about their shareholding and register to receive future electronic communications from the Company by visiting the shareholders' website at www.shareview.co.uk (shareholder reference number, shown on share certificates and tax vouchers, will be required).

Invensys nominee service

The Company has a nominee service under which shareholders can hold their shares electronically rather than in certificate form. Through the service, shareholders can also take advantage of streamlined dealing arrangements. Details of the service are contained in the Invensys Nominee Service brochure which is available from Lloyds TSB Registrars.

Forward-looking statements

This report includes forward-looking statements, within the meaning of the US Private Securities Litigation Reform Act 1995, which are based on market projections, forecasts and expectations. Forward-looking statements are by their nature subject to uncertainties and external factors that may affect the actual outcomes compared with those anticipated.

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